UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 16, 2025 titled “GeoPark Announces Second Quarter 2025 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SECOND QUARTER 2025 OPERATIONAL UPDATE

DISCIPLINED EXECUTION SUPPORTS PRODUCTION WITHIN GUIDANCE

LLANOS BASIN YIELDS NEW DISCOVERIES

Bogota, Colombia – July 16, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announces its operational update for the three-month period ended June 30, 2025 (“2Q2025”).

Oil and Gas Production and Operations

•	Year-to-date consolidated average oil and gas production of 28,223 boepd

•	2Q2025 consolidated average oil and gas production of 27,380 boepd, reflecting solid delivery from core operated and non-operated assets

•	Production was 6% lower than 1Q2025, mainly explained by the divestment of the Llanos 32 Block (GeoPark non-operated, 12.5% WI), as well as temporary blockades in the CPO-5 Block (GeoPark non-operated, 30% WI), which led to 16 days of shut-in production

•	The infill drilling campaign in the Llanos 34 Block (GeoPark operated, 45% WI) experienced delays, which were partially offset by production recovery through base management, waterflooding, and workovers

•	A total of 5 wells were drilled and completed in 2Q2025, bringing the year-to-date total to 10 wells

•	An exploration discovery at the Currucutu-1 well in the Llanos 123 Block (GeoPark operated, 50% WI), produced an initial 1,360 bopd gross

Llanos 34 Block: Managing Production through Interventions and Cost Efficiency

•	2Q2025 average production of 17,605 boepd net (39,122 boepd gross), down 3% from 1Q2025 and in line with expected decline rates

•	Waterflooding projects contributed approximately 6,500 boepd gross (17% of gross production), exceeding plan by 27%

•	Workover campaign focused on water shutoff delivered 2,100 boepd gross and reduced water production by 23,000 bwpd, exceeding plan by 4%

•	New-generation rig significantly improved drilling efficiency, completing six wells and one sidetrack with 23% faster operations and 30% cost savings compared to the 2024 drilling campaign, lowering average drilling cost from $245/ft to $171/ft. Mobilization time between pads was reduced from 7 days to 18 hours

•	The 1H2025 infill drilling campaign was successfully completed in the Tigui area, with four wells currently producing approximately 3,000 bopd gross, exceeding initial expectations and confirming strong reservoir performance

CPO-5 Block: Production Stability Amid Operational Disruption

•	2Q2025 average production reached 6,100 bopd net (20,333 bopd gross), down 8% from 1Q2025, primarily driven by the higher-than-anticipated downtime due to 16 days of shut-ins in the Indico field. Despite the impact, production performance remained stable with no water breakthrough and as of the publishing of this report the field is operating normally

•	3D seismic interpretation advanced, with new prospects identified and incorporated into the portfolio. Integration with existing surveys is currently underway

Llanos Exploration: Llanos 123 Discoveries Drive Production

•	2Q2025 average production increased to 2,150 boepd net (4,300 boepd gross), driven by 2,008 boepd net in the Llanos 123 Block (GeoPark operated, 50% WI)

•	Llanos 123 Block:

-	Currucutu-1 exploration well was drilled and completed in April 2025, with an initial production of 1,360 bopd. The well is currently producing approximately 500 bopd

-	Toritos Sur-3 well was drilled and completed during June 2025 with initial production tests of 900 bopd from the Mirador Formation (exploration target) and 630 bopd from the Barco formation (development target). An extended production test is planned for the Lower Mirador to further assess its potential

Upcoming Catalysts 3Q2025

•	Drilling 2-4 gross wells in Colombia, targeting appraisal and exploration projects

•	Key projects include:

-	Llanos 123 Block: Drilling 1-2 appraisal and exploration wells

-	Llanos 104 Block (GeoPark operated, 50% WI): Drilling 1-2 exploration wells

Breakdown of Quarterly Production by Country

The following table shows production figures for 2Q2025, as compared to 2Q2024:

	2Q2025			2Q2024
	Total (boepd)	Oil (bopd)a	Gas (mcfpd)	Total (boepd)	% Change
Colombia	25,868	25,868	—	33,956	-24%
Ecuador	1,281	1,281	—	1,652	-23%
Brazil	231	3	1,371	—	100%
Total	27,380	27,151	1,371	35,605	-23%

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 4,236 bopd in 2Q2025. No royalties were paid in kind in Ecuador or Brazil. Production in Ecuador is reported before the Government’s production share of approximately 327 bopd.

Quarterly Production

(boepd)	2Q2025	1Q2025	4Q2024	3Q2024	2Q2024
Colombia	25,868	27,610	29,740	31,429	33,956
Ecuador	1,281	1,466	1,749	1,786	1,652
Brazil	231	—	—	—	—
Total[a]	27,380	29,076	31,489	33,215	35,608
Oil	27,151	28,972	31,354	33,091	35,504
Gas	229	104	135	124	104

a)	In Colombia, production includes royalties paid in kind, and in Ecuador it is shown before the Government’s production share.

Reporting Date for 2Q2025 Results Release, Conference Call and Webcast

GeoPark will report its 2Q2025 financial results on Wednesday, August 6, 2025, after market close.

GeoPark management will host a conference call on Thursday, August 7, 2025, at 10:00 am (Eastern Daylight Time) to discuss the 2Q2025 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/211725993

Interested parties can join the conference call by using the following dial-in information:

United States Participants: +1 404-975-4839

Global Dial-In Numbers:

https://www.netroadshow.com/events/global-numbers?confId=72342

Passcode: 553033

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, reductions in drilling completion time and costs, production guidance, and cost efficiency savings. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: July 16, 2025